Exhibit 21

State of
Subsidiary	Incorporation

Mace Security International, Inc.	Delaware
Mace Personal Defense, Inc.	Delaware
Mace CSSS, Inc.	California
Car Care, Inc.	Delaware
Care Investment, Inc.	Delaware
Colonial Full Service Car Wash, Inc.	Texas
Crystal Falls Car Wash, Inc.	Delaware
CRCD, Inc.	Texas
Eager Beaver Car Wash, Inc.	Florida
Linkstar Interactive, Inc.	Delaware
50's Classic Car Wash of Lubbock, Inc.	Texas
Mace Car Wash - Arizona, Inc.	Arizona
Mace Car Wash, Inc.	Delaware
Mace Security Products, Inc.	Delaware
Mace Trademark Corp.	Delaware
Mace Truck Wash, Inc.	Delaware
Mace Wash, Inc.	Delaware
PromoPath, Inc.	California
ESG Marketing, LLC	Delaware
TG Guard Protection Systems, Inc.	Vermont
The Command Center, Inc.	California